Exhibit 5


                                     [LOGO]
                                    Unilever
                                  NEWS RELEASE

Released on behalf of Unilever
by John T. Gould, Jr.
390 Park Avenue
New York, NY 10022                      FOR IMMEDIATE RELEASE
(212) 906-4694
                                        TUESDAY, FEBRUARY 13, 1996

Contact at Helene Curtis:
Kristina Tober
(312) 661-2056

                        UNILEVER TO ACQUIRE HELENE CURTIS

Unilever and Helene Curtis jointly announced today that a subsidiary of Unilever United States, Inc. has signed a definitive merger agreement to acquire all the outstanding shares of Helene Curtis Industries, Inc. for a cash price of $70 per share. Approximately 11 million shares are outstanding on a fully diluted basis, resulting in a total equity value for the transaction of $770 million.

A tender offer to acquire all of the outstanding common stock of Helene Curtis is expected to commence by February 20, 1996, and it is anticipated that the transaction will close by the end of March. The merger agreement has been approved by the Helene Curtis Board of Directors which has recommended that Helene Curtis shareholders accept the offer.

In connection with the merger agreement, the Unilever United States subsidiary has entered into an agreement with Ronald J. Gidwitz, president and CEO of Helene Curtis, and certain partnerships owning Class B shares of Helene Curtis representing approximately 29 percent of the outstanding shares and approximately 75 percent of the voting power of Helene Curtis. This agreement provides, among other things, for the grant to the Unilever United States subsidiary of an option to purchase the shares subject to the agreement for $70 per share. The Unilever United States subsidiary has agreed to exercise the option following the closing of the tender offer.

The closing of the tender offer is subject to the tender of a sufficient number of shares of Helene Curtis, such that, when taken together with the shares subject to the above agreement, the Unilever United States subsidiary will have acquired a majority of the outstanding shares on a fully diluted basis. The transaction is subject to normal regulatory approvals. The merger agreement provides that Helene Curtis is obligated to pay a termination fee and expenses to the Unilever United States subsidiary in the event of termination of the merger agreement in certain circumstances.

Helene Curtis is a leading manufacturer and marketer of haircare products, such as shampoos, conditioners and styling aids, as well as deodorant and other skincare products. Its sales are primarily in the U.S., which represents two-thirds of total sales. In the U.S., Helene Curtis sells retail and professional haircare products under such brands as Suave, Salon Selectives, Finesse and Quantum. Its deodorant brand names are Degree and Suave. Outside the U.S., Helene Curtis' major affiliates are in Japan, Canada, the U.K. and Australia. The business will continue to use its current company name.


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Helene Curtis had sales of $1.27 billion, a pre-tax profit of $36.2 million, and net income of $19.2 million in the fiscal year ending February 28, 1995. The company employs approximately 3,300 people worldwide with approximately 2,200 of these in the U.S. Its products are distributed through grocery, mass merchandise and drug stores, and through professional channels to salons. Its tangible net asset value at February 28, 1995 was $220.4 million.

Unilever operates a mass market personal care business which has leading positions in hair, skin and oral care and deodorants on a global basis and represents 15 percent of Unilever's annual sales. Personal care is one of its core consumer categories with such brand names as Pond's, Organics, Sunsilk and Rexona. In the U.S., its mass market products are sold through Chesebrough-Pond's USA and include such brands as Pond's, Vaseline and Mentadent.

Robert M. Phillips, a Unilever director and spokesman, said: "The acquisition of Helene Curtis is a further expansion of our presence in the important mass market personal care category. Helene Curtis has strong brands in the North American haircare and deodorant markets and this acquisition will improve our position which has been underrepresented in comparison with our international presence."

"After having built this company over the last 65 years, this has not been an easy decision for my family," said Ronald J. Gidwitz, Helene Curtis' president and CEO, whose family is the controlling shareholder of Helene Curtis. "We are confident, however, that it is the right one as it provides significant value to our shareholders and enhances the future prospects of the company. In the last few years, it has become clear that if we are to remain successful, we must seek partnerships that offer us the additional resources necessary to stay competitive in an industry that is consolidating rapidly to a few, very powerful players. We believe our union with Unilever will provide such resources, and will prove beneficial to the future growth and success of Helene Curtis and its people."

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Background:  With sales reaching $45 billion in 1994, Unilever is one of the world's largest consumer products companies. It produces and markets a wide range of foods and beverages, soaps and detergents, personal care products and specialty chemicals. Unilever operates through some 500 companies in 80 countries around the globe, and employs more than 300,000 people.

In the United States, Unilever's sales exceeded $9 billion in 1994. It employs 24,000 people and has 108 offices and manufacturing sites in 26 states. Unilever's major U.S. operating companies include Thomas J. Lipton, Good Humor-Breyers Ice Cream, Van den Bergh Foods, Gorton's, Lever Brothers, Chesebrough-Pond's, Elizabeth Arden, Calvin Klein Cosmetics and National Starch and Chemical.